SEC FILE NUMBER 1-14164

CUSIP NUMBERS 86688Q100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:      December 31, 2008
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION
Sun-Times Media Group, Inc.

Full Name of Registrant

Former Name if Applicable
350 North Orleans Street, 10-S

Address of Principal Executive Office (Street and Number)
Chicago, Illinois 60654

City, State and Zip Code
PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
The annual report on Form 10-K (the “Form 10-K”) of Sun-Times Media Group, Inc. (the “Company”) for the year ended December 31, 2008 could not be filed within the prescribed time period for the following reasons:
•	The Company is currently finalizing the valuation of certain long-lived assets (property, plant and equipment) for purposes of evaluating the assets for impairment in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.”
PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Thomas L. Kram	312	321-2299

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑     Yes      ☐       No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

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☑     Yes      ☐      No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations as reflected in its earnings statements for 2008 are expected to be significantly different from 2007 as a result of, among other things, the issues noted below. Any expected results noted for 2008 are not final and are subject to revision prior to the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.
(i)	On January 29, 2009, the Company received the decision of an arbitrator in the dispute between the Company and CanWest Global Communications (“CanWest”). The arbitrator’s decision includes an award in favor of CanWest in the amount of approximately Cdn.$50.7 million. The award was exclusive of interest and costs, which were estimated to be Cdn.$18.2 million. On March 12, 2009, the Company entered into a settlement agreement with CanWest that resolves all claims with respect to the arbitration award against the Company. Under the terms of the settlement agreement, CanWest received a payment of Cdn.$34 million. Sun-Times Media Group contributed Cdn.$6 million toward the settlement, with the remainder funded by Cdn.$22 million from an escrow account, previously established by the Company, and Cdn.$6 million from an unaffiliated third party. The Company and all of its affiliates and subsidiaries have been released fully from all liability related to this arbitration award and the underlying transactions that led to the award. As a result of the settlement, the Company recognized a charge of $10.5 million in the fourth quarter of 2008.

(ii)	The substantial acceleration in revenue declines in both the industry and for the Company, in combination with the negative outlook for the economy and the continued decline in the Company’s market capitalization, were considered by the Company to be indicators of potential impairment of its goodwill and intangible assets at September 30, 2008. The consequent impairment test resulted in a non-cash impairment charge of $209.3 million related to the write-off of goodwill and intangible assets of the Chicago newspaper operations in 2008.

As noted above, the Company is in the process of finalizing its impairment testing related to its long-lived assets (property, plant and equipment) with a net book value at September 30, 2008 of $151.9 million.

(iii)	The Company’s operating revenue decreased approximately $48.4 million to $323.9 million in 2008 from $372.3 million in 2007 and operating loss increased $169.2 million to $309.4 million in 2008 from $140.2 million in 2007. The Company’s income from continuing operations in 2007 was

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approximately $270.0 million and is expected to be a loss of approximately $281.6 million, subject to final adjustments, in 2008.

(iv)	On March 31, 2009, the Sun-Times Media Group, Inc. and its domestic subsidiaries (collectively, the “Debtors”) filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court (the “Bankruptcy Court”) for the District of Delaware (Case No. 09-11092 or the “Filings”). During the pendency of the Chapter 11 proceedings, the Debtors remain in possession of their properties and assets and the Board of Directors and management of the Company continue to operate the businesses of the Debtors as debtors-in-possession. As a debtor-in-possession, the Company is authorized to operate the business of the Debtors, but may not engage in transactions outside the ordinary course of business without approval of the Bankruptcy Court. The Company will continue to honor subscriptions and provide advertising services to its customers. The Company expects that the auditor’s report on the Company’s Consolidated Financial Statements for the year ended December 31, 2008 will contain a “Going Concern” modification.
Sun-Times Media Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2009	By	/s/ Thomas L. Kram Name: Thomas L. Kram
Title: Senior Vice President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).